Exhibit 17.1

March 27, 2014

To the Members of the Board of
Strategic Mining Corp.

Dear Gentlemen of the Board:

This letter shall serve as notice that effective March 31, 2014, I hereby resign from my position as Chief Executive Officer and director of Strategic Mining Corp. (the “Company”), and all other positions to which I have been assigned, regardless of whether I served in such capacity, of the Company. The resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/ Gil Steedley
Gil Steedley